Exhibit 4.62

Summary of Tenth Amendment to Agreement to Supply Sugarcane, entered into by BrasilAgro and Brenco, on May 5, 2023, in connection with Fazenda Alto Taquari

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas S.A. (“BrasilAgro”), as supplier (the “Supplier”), and Brenco – Companhia Brasileira de Energia Renovável (“Brenco”) (the “Parties”).

Purpose: The Parties agreed to grant the Supplier a price increase (the “Increment”) linked to the commercialization of CBIOs and proportional to the raw material supplied under the Agreement. The Parties also acknowledged that the obligations undertaken under the Amendment are fair and proportional, that they entered into the Amendment with full awareness of its terms and obligations, having been advised by qualified professionals, and not as a result of any pressing economic, financial or other necessity. Additionally, the Parties agreed to extend the term of the Agreement for one (1) additional crop season.